Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund

Reynolds Blue Chip Fund

The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in “blue chip” growth companies. In the long-term these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.

Performance Discussion & Analysis
For our latest market comments, please see the latest Shareholder Report.

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term Capital Appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	RBCGX	Initial:	$1000
Inception Date:	8/12/88	Subsequent:	$100
Net Assets in Millions:	$79.8	Initial IRA:	$1000
(as of 03/31/10)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return (as of 5/31/10)
Return
Year to Date	+2.75%
1 Year	+26.50%
3 Year	+13.29%
5 Year	+10.13%
10 Year	(3.43)%
Life of Fund	+7.81%

Average Annual Total Return (as of 03/31/10)		Cumulative Total Return (as of 03/31/10)
	Return		Return
1 Year	+50.81%	1 Year	+50.81%
3 Year	+16.36%	3 Year	+57.55%
5 Year	+11.18%	5 Year	+69.88%
10 Year	(4.71)%	10 Year	(38.25)%
Life of Fund	+8.10%	Life of Fund	+439.01%

	Calendar Year End Data
Year	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Total Return	+41.87%	(5.09)%	+8.29%	+1.37%	(3.33)%	(1.43)%	+41.8%	(36.6)%	(29.0)%	(31.8)%
Capital Gains	0	0	0	0	0	0	0	0	0	0
Dividends	0	0	0.2104	0	0	0	0	0	0	0
Net Assets ($millions)	$59.6	$21.4	$25.4	$34.2	$49.4	$90.1	$125.0	$88.7	$196.1	$397.7
Value $10,000	$50,168	$35,363	$37,258	$34,405	$33,940	$35,109	$35,619	$25,115	$39,589	$55,742
invested on 8/12/88

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio1 : 1.99%
(as of 03/31/10)

	Asset Allocation
Date	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09
Equities	99.32%	99.35%	98.97%	77.44%	47.06%
Preferred Stock	0.00%	0.00%	0.00%	0.00%	0.00%
Cash	0.68%	0.65%	1.03%	22.56%	52.94%

Turnover Rate: 53%
(as of 03/31/10)

Top Ten Investment Holdings		Top Ten Industry Weightings
(as of 03/31/10)		(as of 03/31/10)
Apple Inc.	3.0%	Specialty Retail	6.9%
Baidu, Inc. SP-ADR	1.0%	Hotels, Restaurants & Leisure	5.9%
Google Inc.	1.0%	Metals & Mining	5.9%
Priceline.com Inc.	0.9%	Oil, Gas & Consumable Fuels	5.1%
Amazon.com, Inc.	0.8%	Computers & Peripherals	5.0%
OfficeMax Inc.	0.7%	Semiconductors & Semiconductor Equipment	4.9%
Las Vegas Sands Corp.	0.6%	Internet Software & Services	3.7%
Finisar Corp.	0.6%	Software	3.7%
The Walt Disney Co.	0.6%	Communications Equipment	3.6%
Gannett Co., Inc.	0.6%	Media	3.4%

1The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

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INVESTMENT STRATEGY

Ideally I would always invest in stocks for the long-term and have low turnover. However, it is very important to closely analyze intermediate-term potential economic cycles and resulting stock market problems or positives. Two and one half years ago in October 2007, I became increasingly concerned regarding several potential economic problems. I believed that one of these potential problems was high housing prices, and the increasingly speculative financial instruments that had evolved in this segment of the economy. As a result, I began implementing a strong “defensive investment strategy” for the Reynolds Blue Chip Growth Fund by selling equities held in the Fund and raising the cash position. The beginning of the implementation of this defensive investment strategy coincided within a few days of the intermediate top of the stock market in October 2007. I began purchasing equities for the Blue Chip Fund in March 2009, as I believed that the prices of many high quality equities had declined to attractive long-term buying ranges and the massive amount of stimulus that was being implemented worldwide would be a positive. The beginning of the implementation of this more “normal investment strategy” also coincided within a few days of the intermediate bottom of the stock market.

OPPORTUNISTIC INVESTING IN COMPANIES OF VARIOUS SIZES

The Reynolds Blue Chip Growth Fund usually invests in companies of various sizes as classified by their market capitalizations. A company's market capitalization is calculated by taking the number of shares the company has outstanding multiplied by its current market price. Other considerations in selecting companies for the Fund include revenue growth rates, product innovations, financial strength, management's knowledge and experience plus the overall economic and geopolitical environments and interest rates.

INVESTMENT STRATEGY

Ideally I would always invest in stocks for the long-term and have low turnover. However, it is very important to closely analyze intermediate-term potential economic cycles and resulting stock market problems or positives. Two and one half years ago in October 2007, I became increasingly concerned regarding several potential economic problems. I believed that one of these potential problems was high housing prices, and the increasingly speculative financial instruments that had evolved in this segment of the economy. As a result, I began implementing a strong “defensive investment strategy” for the Reynolds Blue Chip Growth Fund by selling equities held in the Fund and raising the cash position. The beginning of the implementation of this defensive investment strategy coincided within a few days of the intermediate top of the stock market in October 2007. I began purchasing equities for the Blue Chip Fund in March 2009, as I believed that the prices of many high quality equities had declined to attractive long-term buying ranges and the massive amount of stimulus that was being implemented worldwide would be a positive. The beginning of the implementation of this more “normal investment strategy” also coincided within a few days of the intermediate bottom of the stock market.

Economic Discussion
The U.S. Economy

The U.S. economic recovery that started in mid-2009 has continued so far in 2010. U.S. Gross Domestic Product (GDP), helped by various stimulus measures, expanded at a 3.2% annual rate in the quarter ended March 31, 2010. U.S. GDP increased at a 5.6% rate in the quarter ended December 31, 2009 and increased at a 2.2% rate in the quarter ended September 30, 2009 after decreasing in each of the previous four quarters.

There are some current and potential economic and investment negatives at the present time including: (1) more than 8.4 million jobs have been lost since the recession started in December 2007 and unemployment is above 9%; (2) construction will continue to lag, as past overbuilding negatively affects rents and valuations, making it difficult for buyers and investors to obtain financing; (3) mortgage rates are low, but mortgage credit is still somewhat tight; (4) risk aversion among lenders continues at high levels; (5) interest rates may be increasing in the future; (6) the oil spill in the Gulf of Mexico; (7) economic problems with some individual Euro-zone countries such as Greece, Spain, Portugal and Ireland which may spread to other countries; and (8) debt problems in Europe may negatively affect U.S. economic growth. In addition, now that global government stimulus programs of more than $2 trillion have occurred, eventually central banks will need to withdraw some of the stimulus and guard against inflation. However, compared with pouring money into the economy, draining money from the economy is a much tougher job for central banks. The near term policy focus is to balance the need to maintain stable and relatively fast growth, the need to adjust the economic structure and the need to manage inflationary expectations.

There are many current and potential economic and investment positives: (1) payrolls increased 230,000 in March and 290,000 in April, and manufacturing employment increased for the fourth straight month, further indicating that a recovery has taken hold; (2) the housing market has shown some signs of bottoming and stabilizing; (3) manufacturing is playing a larger role in the economy, as firms begin to rebuild inventories after a long two year reduction; (4) growth in the service sector is gaining momentum and broadening, although it is not as strong as the manufacturing sector; (5) apparent stability in home prices have given a boost to consumer spending in 2010; (6) businesses have been able to use the credit markets to strengthen their balance sheets; (7) business equipment investment has continued to pick up; (8) inflation remains at moderate levels; (9) interest rates remain low; (10) many companies recently reported better than expected quarterly earnings; (11) many companies reported revenue growth, not just earnings growth from cutting expenses in the most recent quarters; and (12) recent productivity gains have been quite strong.

The U.S. economic recovery is being affected by a number of secular factors that are altering the pace and composition of growth. The economy in 2010 is being affected by greater prudence and less speculation in lending, the importance of exports and jobs and less leverage for consumer spending. GDP decreased 2.4% in calendar 2009, after increasing 0.4% in calendar 2008, 2.1% in 2007, 2.8% in 2006, 3.1% in 2005, 3.9% in 2004, 2.7% in 2003, 1.9% in 2002, 0.8% in 2001 and 3.7% in 2000. GDP is forecast to increase 3.0% in 2010.

U.S. inflation numbers have been helped in the last few years by such factors as: (1) global competition; (2) advances in technology resulting in increasing productivity; and (3) technology innovations that are helping to lower production and distribution costs. Inflation, as measured by the Consumer Price Index, decreased 0.3% in 2009, after increasing 3.8% in 2008, 2.9% in 2007, 3.2% in 2006, 3.4% in 2005, 2.7% in 2004, 2.3% in 2003, 1.6% in 2002, 2.8% in 2001 and 3.4% in 2000. U.S. inflation is forecast to increase 2.0% in 2010.

The World Economy

The global economic recovery that started in mid-2009 has continued so far in 2010. Recovery is strongest in Asia with China having the strongest growth. Other Asian countries are having strong growth rates as well. Recovery is also occurring in Latin America and Brazil . Economic growth has also returned to Western Europe, although at a slower pace than other regions. The biggest risk to Euro-zone economic growth is related to the government debt crisis that has appeared recently, particularly in Greece. Europe will need significant fiscal retrenchment in the next few years which will slow their economic growth. Some developing countries in the world have been growing faster than the U.S. in the last few years. Their economies continued to grow faster than the U.S. during the most recent worldwide economic slowdown and their economies are forecast to grow faster than the U.S. in 2010.

The World Economy decreased 0.8% in 2009 and is forecast to increase 4.2% in 2010. Among “advanced economies”: (1) Japan decreased 5.2% in 2009 and is forecast to increase 2.5% in 2010; (2) the Euro-zone decreased 4.0% in 2009 and is forecast to increase 1.1% in 2010; (3) the United Kingdom decreased 4.9% in 2009 and is forecast to increase 1.1% in 2010; (4) Canada decreased 2.6% in 2009 and is forecast to increase 3.2% in 2010; and (5) Korea increased 0.2% in 2009 and is forecast to increase 5.3% in 2010.

The biggest developing economies are many times referred to as the “BRIC” economies, which is short for Brazil , Russia , India , and China . China's population is approximately 20% of the world's total population of approximately 6.8 billion. It is the third largest economy in the world after the U.S. and Japan and it is the world's fastest-growing major economy. Many economists believe that China has a particularly good long-term outlook. It should soon overtake Japan and become the world's second largest economy. China was one of the first countries to show a pickup in growth last year and it helped to lead the world out of recession. The acceleration in China's growth is resulting in policy makers beginning to withdraw record fiscal and monetary stimulus. For example, bank lending has recently been tightened. GDP increased 8.5% in 2009 and is forecast to increase 10.0% in 2010.

Brazil is Latin America's biggest economy. Brazil emerged from its first recession since 2003 in the second quarter of 2009. GDP decreased 0.2% in 2009 and is forecast to increase 4.9% in 2010.

India's population is approximately 17% of the world's population. It is the world's second fastest growing economy. India's economy increased 6.8% in 2009 and is forecast to increase 8.0% in 2010. Russia's economy decreased 7.9% in 2009 and is forecast to increase 3.6% in 2010.

Many worldwide larger multinational companies should be well positioned to benefit long-term from worldwide growth. To the extent that some of these companies' U.S. earnings are growing slower, this could be somewhat offset by their possible stronger foreign earnings. The long-term strategy of the Reynolds Blue Chip Growth Fund is to be structured to benefit from this worldwide growth by investing in many of these leading multinational growth companies.

The Blue Chip Fund is positioned to participate in long-term worldwide growth trends through investments in multinational U.S. headquartered companies. In addition, the Fund has investments in leading foreign headquartered companies, whose stocks or American Depositary Receipts (ADRs) trade in the United States . These ADR's are denominated in dollars and they must use GAAP (Generally Accepted Accounting Principles) accounting to qualify as an ADR. The Blue Chip Fund may hold up to 35% of its assets in ADR's.

For more information, please download the latest Shareholder Report.